PHILLIPS NIZER LLP

666 FIFTH AVENUE

NEW YORK, NEW YORK 10103

March 17, 2006

Via Edgar and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	H. Christopher Owings, Esq.
Mail Stop 3561

Re:	Star Gas Partners, L.P.

Registration Statement on Form S-3

Filed January 18, 2006

File No. 333-131098

Form 10-K for the Year Ended September 30, 2005

Filed December 13, 2005

File No. 1-14129

Dear Ladies and Gentlemen:

On behalf of Star Gas Partners, L.P., a Delaware limited partnership (“Star Gas Partners” or the “Partnership”), we are filing herewith Amendment No. 1 to the Partnership’s Registration Statement on Form S-3. We are also filing herewith Amendment No. 1 to the Partnership’s Annual Report on Form 10-K (10-K/A”) for the fiscal year ended September 30, 2005 and Amendment No. 1 to the Partnership’s Quarterly Report on Form 10-Q (10-Q/A”) for the fiscal quarter ended December 31, 2005. For the convenience of the Staff, we have attached to this transmittal letter change pages from the 10-K/A and 10-Q/A that have been marked to reflect the changes made therein.

We have set forth below Star Gas Partners’ response to the Staff’s comment letter dated March 3, 2006 to the above referenced registration statement on Form S-3 and annual report on Form 10-K. Each of the Staff’s comments has been reproduced (in bold) below and is immediately followed by the Partnership’s response thereto.

Securities and Exchange Commission

Attn: H. Christopher Owings, Esq.

March 17, 2006

Form 10-K for the Year Ended September 30, 2005

General

1.	We note your response to comment 4, 8 and 11 in our letter dated February 14, 2006. Please include the proposed revisions to disclosures in the amendment you intend to file.

Star Gas Partners has complied with the Staff’s comment.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-8

2.	We note your response to comment 10 in our letter dated February 14, 2006 and the proposed revisions to your disclosure. Your proposed revision to the statement includes a new uncaptioned line item in the financing activities section that is not included in the total amount reported as net cash flows provided by (used in) financing activities. Please advise or revise in the amendment you intend to file. In the amendment, please also revise to clearly indicate the operating, investing and financing cash flows related to continuing operations. In addition, please disclose the reason for the revised presentation in the disclosure you intend in Note 3 to the financial statements included in the amended filing. Finally, please similarly amend Form 10-Q for the quarter ended December 31, 2005.

Star Gas Partners has complied with the Staff’s comments.

Form 10-Q for the Quarterly Period Ended December 31, 2005

General

3.	Please amend the filing to address the above comments and the comments in our letter dated February 14, 2006 as applicable.

Star Gas Partners has complied with the Staff’s comment.

Securities and Exchange Commission

Attn: H. Christopher Owings, Esq.

March 17, 2006

Exhibit 10.18

4.	Please revise to include the signature of your independent accountant.

Star Gas Partners has complied with the Staff’s comment.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned (212-841-0700) or my colleague, Stephanie Evenchick (212-841-0544).

Very truly yours,

/s/ Brian Brodrick
Brian Brodrick

cc: Star Gas Partners, L.P.